March 17, 2014

VIA EMAIL

Mr. Geoff Kruczek

Attorney-Adviser

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:           Augusta Resource Corporation

Schedule 14D-9F

Filed February 24, 2014

File No. 005-82241

Dear Mr. Kruczek:

On behalf of our client, Augusta Resource Corporation (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) on the above-referenced filing provided in a telephone conversation with Andrew Thompson of Cravath on March 11, 2014, as supplemented by further conversations with the Staff on March 13, 2014.

As requested by, and discussed with, the Staff, the Company is filing via EDGAR on the date hereof a Solicitation/Recommendation Statement on Schedule 14D-9 in response to the unsolicited exchange offer commenced by HudBay Minerals Inc. (the “HudBay Offer”), and the Company confirms that it will comply with the applicable provisions of Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulations 14D and 14E promulgated under the Exchange Act without the benefit of the multijurisdictional disclosure system (“MJDS”) relief contained in Rule 14d-1(b) promulgated under the

Exchange Act in connection with the HudBay Offer. The Company, however, continues to believe that it satisfies all conditions to such relief with respect to the HudBay Offer and does not by filing a Schedule 14D-9 or providing the confirmation contained in the preceding sentence concede that it has failed to comply in any respect with the requirements of Section 14(d) of the Exchange Act or Regulations 14D and 14E promulgated under the Exchange Act with respect to the HudBay Offer.  The Company also expressly reserves the right to assert that it has been and is entitled to the benefits of the MJDS relief contained in Rule 14d-1(b) promulgated under the Exchange Act with respect to the HudBay Offer or, if applicable, any other tender or exchange offer that may be commenced with respect to the Company’s common shares.

Should you require further clarification of the matters discussed in this letter, please contact me at (212) 474-1293 or Andrew R. Thompson at (212) 474-1802.

Very truly yours,

/s/ Richard Hall
Richard Hall

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gilmour Clausen
Gilmour Clausen